AFC HOLDINGS, INCORPORATED
Quadrant Center * 5445 DTC Parkway, Penthouse Four      Telephone:  303.486.6951
Greenwood Village, Colorado 80111                       Facsimile:  303.771.4758


                                                                    EXHIBIT 99.1


February 21, 2002


Dr. Derrin R. Smith
President and CEO
GETGO, Inc.
4610 S. Ulster, Ste. 150
Denver, CO 80237


     Re: Proposal for GETGO Inc. to Acquire 100% of the Equity of AFC Holdings, Incorporated
          ----------------------------------------------------------------------

Dear Dr. Smith:

     This letter outlines our proposal for GETGO Inc. ("Getgo") to acquire AFC Holdings, Incorporated ("AFC") on the following principal terms and conditions:

     1. Acquisition. AFC proposes that Getgo acquire AFC in a transaction that will be structured either as a "share swap" or a "triangular" or "reverse-triangular" merger (the "Acquisition Transaction"). As a result of the Acquisition Transaction, AFC will become a wholly-owned subsidiary of Getgo, and AFC's shareholders will receive Common Stock of Getgo equal to 123% of the aggregate of (i) Getgo's issued and outstanding common stock at Closing and (ii) Getgo's outstanding options to purchase common stock at the time of Closing that are exerciseable at prices at or below $1.00 per share. The parties intend that at Closing the AFC shareholders shall own approximately 55% of the issued and outstanding shares based upon the issued and outstanding shares at Closing and assuming the exercise of all options priced at or below $1.00 per share or less. As a condition to the consummation of the Acquisition Transaction, AFC shall have raised gross proceeds from a private offering of AFC's common stock equal to or greater than $1,800,000 ("AFC's Private Offering"). In addition, Getgo shall be satisfied that AFC will complete the acquisition of Velocast Media, Incorporated and Land and Sea Food Company, Inc ("Other Acquisitions"); or similar transactions designed to provide AFC with operating assets similar to those accomplished with the aforementioned Other Acquisitions. The term "Closing" shall refer to the consummation of the Acquisition Transaction, which is anticipated to occur at the offices of Schlueter & Associates, P.C. at the time that all conditions to consummation of the Acquisition Transaction have been satisfied or waived.

     2. Implementation.

          (a) Subject to satisfaction of the conditions described herein, at the Closing, Getgo will issue to AFC's shareholders, in exchange for their AFC shares, shares of Getgo in an amount equal to 123% of aggregate of (i) Getgo's issued and outstanding common stock at Closing and (ii) Getgo's outstanding options to purchase common stock at the time of Closing that are exerciseable at prices at or below $1.00 per share.

          (b) At or prior to the Closing, all but one of the present members of the Board of Directors of Getgo shall resign, naming as their successors those persons designated by AFC at or prior to Closing.

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CONFIDENTIAL LETTER OF INTENT                                        PAGE 2 OF 5


          (c) At Closing, the officers of Getgo shall tender their resignations to the Board and shall, if such resignations are accepted, resign without any compensation or claim for compensation of any kind, except amounts due to such persons that are to be dealt with pursuant to paragraph 3, below. Further, as a condition to AFC's obligation to consummate the Acquisition Transaction, Getgo and such persons shall enter into mutual releases.

          (d) Following the Closing, Getgo will change its name to AFC Holdings, Inc. and AFC agrees to take such actions as may reasonably be necessary to facilitate such change.

     3. Conditions. As a condition to Getgo's obligation to consummate the Acquisition Transaction, AFC shall have completed a private placement of its common stock in which it has realized gross offering proceeds of at least $1,800,000. As a condition to AFC's obligation to consummate the Acquisition Transaction, Getgo shall have entered into definitive agreements with its creditors for the satisfaction of all of its liabilities by paying $480,000 in cash plus long term, three year convertible debt instrument(s) not exceeding $250,000 in the aggregate, which shall be payable interest only, at a fixed rate of 8% APR, quarterly for the first year and with monthly payments of principal and interest for the remaining two years, amortizing the entire balance over an five year period, with a balloon payment on the thirty-sixth month (the "Creditor Fund"). The convertible debt shall be convertible at an initial price of $0.38 per share, and the conversion terms shall contain anti-dilution provisions under the so called "institutional weighted average" method. The Creditor Fund shall remain fixed unless AFC shall consent to a higher amount prior to closing, which consent may be withheld in AFC's sole and absolute discretion. AFC will retain the absolute right to force conversion of the convertible debt to Getgo stock, prior to the end of the three year term without penalty, if the closing price of Getgo's common stock exceeds $1.50 per share for twenty consecutive trading days commencing at the time that the convertible debt is issued. Any shares of common stock acquired upon conversion of the convertible debt will be restricted and subject to resale only in accordance with the terms of Rule 144 adopted under the Securities Act of 1933, as amended, or under applicable securities laws.

It is expressly agreed that the Creditor Fund shall be placed into escrow with Schlueter & Associates, P.C. with irrevocable instructions for delivery to Getgo creditors in accordance with the terms of an escrow agreement that shall be mutually agreed upon between Getgo and AFC prior to closing. Getgo shall provide releases from all of its creditors or such other documents as AFC may request prior to Closing to evidence the creditors' consent to accept payments from the Creditor Fund in full and complete satisfaction of their claims. The parties acknowledge that the source of the cash proceeds of up to $480,000, being used to pay Getgo's creditors will be cash raised from AFC's Private Offering.

     4. Definitive Agreement. Upon the acceptance of this letter by Getgo, Getgo and AFC will promptly negotiate, in good faith, the terms of a definitive agreement (the "Definitive Agreement"). The Definitive Agreement will be in a form customary for transactions of this type and will include, in addition to those matters specifically set forth in this letter, customary representations, warranties, indemnities, covenants and agreements of AFC and Getgo, customary conditions of closing and other customary matters.

     5. Purchase Investigation. Each of Getgo and AFC will promptly begin and diligently pursue a purchase investigation of the legal, business, environmental and financial condition of the other. Each party will extend its full cooperation to the other party and its lawyers, accountants and other representatives in connection with such investigation. Each party's lawyers, accountants and other representatives shall have full access to the other party's (including, but not limited to, AFC's) books and records, facilities, accountants and key employees for the purpose of conducting such purchase investigation. The consummation of the transactions contemplated by this letter shall be conditional upon each party's complete satisfaction with such purchase investigation.

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CONFIDENTIAL LETTER OF INTENT                                        PAGE 3 OF 5


     6. Public Announcements. Subject to applicable law, any public announcement relating to this transaction will be mutually agreed upon and jointly made by the parties.

     7. Filings and Applications. Each party shall cooperate fully with the other party in furnishing any necessary information required in connection with
(i) the preparation, distribution and filing with the Securities and Exchange Commission ("SEC"), in each case, if necessary, of a proxy statement, an information statement, and any other filing or document required by the SEC,
(ii) the preparation, distribution and filing of any filings, applications and notices which may be required by other federal, state and local governmental or regulatory agencies or stock exchanges in any jurisdiction, including the United States and England.

     8. Conduct of Business. Pending execution of the Definitive Agreement, each of Getgo and AFC will conduct the their respective businesses in the ordinary course and use their best efforts to maintain their respective business and assets and to cause each to retain its key employees.

     9. No-Shop Agreement. Each of AFC and Getgo agree that they will not, nor will they permit any of their respective officers, directors, employees, financial advisers, brokers, stockholders or any person acting on their behalf, to consider, solicit or negotiate, or cause to be considered, solicited or negotiated on their behalf or their shareholders, or provide or cause to be provided information to any third party in connection with, any proposal or offer from a third party with respect to the acquisition of either Getgo or AFC, or all or substantially all of either Getgo's or AFCs assets, until the date, if any, that the transactions contemplated by this letter have been terminated or abandoned by the parties in accordance with the terms of this letter.

     10. Brokers. AFC has not retained nor used, and will not retain or use, the services of any broker or finder which would result in the imposition of a fee upon either AFC or Getgo should the transactions contemplated by this letter be consummated. Getgo has not retained or used, and will not retain or use, the services of any broker or finder which would result in the imposition of a fee upon either Getgo or AFC should the transactions contemplated by this letter be consummated.

     11. Expenses. Each party will bear its own expenses and costs of the transactions contemplated hereby, including, but not limited to, the fees of attorneys and financial advisors.

     12. Confidentiality. Except for the use of such information and documents in connection with the proposed transactions or as otherwise required by law or regulations (including the rules of the SEC) each party agrees to keep confidential any information obtained by it from the other party in connection with its investigations or otherwise in connection with these transactions and, if such transactions are not consummated, to return to the other party any documents and copies thereof received or obtained by it in connection with the proposed transactions.

     13. Governing Law. This letter of intent will be governed by Colorado law.

     14. Binding Effect; Termination. The parties agree to negotiate in good faith the terms and conditions of the Definitive Agreement until this letter is terminated in accordance with this paragraph. Except for paragraphs 9 through 14 (inclusive), which are intended to be binding, the parties agree that this letter is not intended to be a binding agreement between the parties but merely an expression of their intent with regard to the transactions described herein, and each party covenants never to contend to the contrary. The parties will use their best efforts to consummate the transactions herein contemplated on or prior to March 31, 2002; provided that, in that event a Definitive Agreement with respect to the transactions contemplated herein is not signed on or prior to March 20, 2002, this letter will terminate and (except with respect to paragraphs 9 through 14, inclusive) the parties shall no longer have any rights or obligations with respect to this letter.

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CONFIDENTIAL LETTER OF INTENT                                        PAGE 4 OF 5


     15. Notices. All notices and other communications hereunder shall be in writing and shall be furnished by hand delivery of registered or certified mail to the parties at the addresses set forth below. Any such notice shall be duly given upon the date it is delivered to the addresses shown below, addressed as follows:

                                  If to Getgo:

                         Dr. Derrin R. Smith GETGO Inc.
                            4610 S. Ulster, Ste. 150
                                Denver, CO 80237

                                 with a copy to:

                            Henry F. Schlueter, Esq.
                           Schlueter & Associates P.C.
                           1050 17th Street, Ste. 1700
                                Denver, CO 80265

                                   If to AFC:

                                  Kevin France
                                5445 DTC Parkway
                                 Penthouse Four
                           Greenwood Village, CO 80111

                                 with a copy to:

                                   Garry Appel
                               Appel & Lucas P.C.
                               1917 Market Street
                                Denver, CO 80202

     16. Severability. If any term, provision, covenant or restriction contained in this letter that is intended to be binding and enforceable is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions contained in this letter shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

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CONFIDENTIAL LETTER OF INTENT                                        PAGE 5 OF 5


     If you agree to the foregoing, please return a signed copy of this letter to the undersigned no later than 5:00 P.M. (Denver time) on February 22, 2002, after which time this letter will expire if not so accepted.


                                           Sincerely yours,

                                           AFC HOLDINGS INCORPORATED



                                           By: /s/ Kevin France
                                           --------------------
                                           Kevin France, Chairman of the Board




ACCEPTED AND AGREED to

this 21st day of February, 2002


GETGO INC.



By: /s/ Derrin R. Smith
-----------------------
Dr. Derrin R. Smith, CEO & President